FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	November	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated November 12, 2004 (“MTN And RIM To Introduce BlackBerry In South Africa")	Page No 2

Document 1

November 12, 2004

FOR IMMEDIATE RELEASE

MTN AND RIM TO INTRODUCE BLACKBERRY IN SOUTH AFRICA

Johannesburg, South Africa and Waterloo, Ontario — MTN and Research In Motion (Nasdaq: RIMM; TSX: RIM) have announced plans to introduce BlackBerry® to mobile subscribers in South Africa. BlackBerry is a wireless communications solution that provides an always-on connection to a wide range of applications including email, phone, intranet, Internet, text messaging and organizer applications. BlackBerry will operate in South Africa on MTN’s GSM/GPRS network.*

Santie Botha, executive director at MTN says “MTN’s partnership with RIM is an important one as it enables us to bring the eagerly anticipated BlackBerry to the South African market. MTN is constantly exploring new ways to deliver innovative, industry-leading solutions to its professional customers and BlackBerry is a powerful productivity tool that will help our customers to stay on top of their information, while in South Africa or traveling around the world.”

“The global popularity of BlackBerry illustrates the importance mobile professionals place on push-based access to information and communications. We are very pleased to expand into South Africa with MTN,” said Don Morrison, Chief Operating Officer at Research In Motion.

BlackBerry consists of integrated hardware, software and service. For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange and IBM Lotus® Domino™ (Novell GroupWise™ support is expected to be available later this year) and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) from a single device.

Further information will be announced at a later date.

*Check with MTN for GSM/GPRS roaming arrangements.

MTN Group Limited

Launched in 1994, the MTN Group celebrates ten years as a leading provider of cellular and communications services in Africa and is listed on the JSE Securities Exchange South Africa under the share code: “MTN”. The Group encompasses MTN South Africa, MTN International and its Strategic Investments division which hosts Orbicom, Airborn and MTN Network Solutions. As at end 30 June 2004, the MTN Group recorded more than ten million subscribers across the continent where it provides cellular, satellite and Internet access services. The Group has invested in six GSM cellular networks in Africa, including South Africa, Swaziland, Rwanda, Uganda, Cameroon and Nigeria. For more information please visit www.mtngroup.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
MTN
Mandisa Korri, MTN South Africa: 083 212 1813
James Wilson, Kilimanjaro Communication Management Consultants:
083 258 9606

Courtney Flaherty
Brodeur Worldwide for RIM
+1 212.771.3637
cflaherty@brodeur.com
e-mail: Wilson_ja@mtn.co.za

Tilly Quanjer
Senior Communications Manager, RIM Europe
+ 44 1784 223987
tquanjer@rim.com

Investor Contact:
RIM Investor Relations
+1 519.888.7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	November 12, 2004	By:	/s/ Dennis Kavelman (Signature)
Dennis Kavelman
Chief Financial Officer